Exhibit 99.1

BitFuFu Announces November 2025 Bitcoin Production and Operational Updates

SINGAPORE, December 5, 2025 (GLOBE NEWSWIRE) — BitFuFu Inc. (“BitFuFu” or the “Company”) (NASDAQ: FUFU), a world-leading Bitcoin miner and mining services innovator, today announced its unaudited production and mining operational updates for November 2025.

“Over the past month we accelerated sales of legacy S19 series miners and are replacing them with next-generation S21 miners. The transition created a temporary dip in total hashrate under management, but our upgrade plan is on track and positions us to mine more efficiently going forward,” said Leo Lu, Chairman and CEO of BitFuFu.

“In parallel, we have taken a deliberately conservative approach to third-party hash-rate purchases, avoiding higher-cost commitments while Bitcoin prices are under pressure. Our priority is to remain profitable across bull and bear markets, and we continue to see a very compelling long-term outlook for Bitcoin. We are also advancing opportunities to expand our hash-rate footprint globally, which we believe can further diversify our cost base and support future growth.”

November 2025 Highlights (as of November 30, 2025)

Bitcoin Holdings and Production:

Consistent with its disciplined treasury practices, the Company opportunistically sold 205 BTC in November 2025 at an average price of $107,000 to fund supplier obligations and prudently manage risk amid temporary market volatility.

●	Bitcoin Held: 1,764 BTC[1], a decrease of 189 BTC from October 31, 2025.

●	Bitcoin Production: 231 BTC, including 190 BTC from cloud mining and 41 BTC from self-mining.

Hashrate Overview:

●	Total Hashrate Under Management: 26.4 EH/s, a 13.4 % month-over-month decrease, as a result of slowing down hashrate procurement in order to control risks during the period of BTC price volatility.

o	Self-Owned Hashrate[2]: 3.7 EH/s, a decrease of 1.3 EH/s from October 31, 2025, as a result of an ongoing upgrade of self-owned mining machines, where some S19 XP miners were sold and will be replaced with new-generation models in the near term.

o	Hashrate from Third-Party Suppliers and Hosting Customers[2]: 22.7 EH/s.

●	Average Fleet Efficiency: 18.1 J/TH.

[1]	Includes 620 BTC pledged for loans and miner procurement payables and excludes BTC produced by cloud mining customers.
[2]	Hashrate may be used for both self-mining and cloud mining.

BitFuFu Announces November 2025 Bitcoin Mining and Operational Updates

Power and Infrastructure:

●	Total Power Capacity Under Management: 478 MW, a 13.9% month-over-month decrease.

Mining Services:

●	Cloud Mining Users: 648,221 registered users as of November 30, 2025.

Upcoming Conferences:

BitFuFu will be attending the following upcoming conferences.

●	December 4, 2025: B. Riley Convergence Conference, NYC.

●	December 8-9, 2025: Bitcoin MENA 2025, Abu Dhabi.

●	December 11, 2025: Emerging Markets Conference, Virtual.

About BitFuFu Inc.

BitFuFu Inc. is a world-leading Bitcoin miner and mining services innovator. BitFuFu is committed to empowering the global Bitcoin network through its industry-leading cloud mining platform, rapidly scaling infrastructure, and innovative mining services.

For more information, visit ir.bitfufu.com or follow BitFuFu on X @BitFuFuOfficial.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of BitFuFu’s management and are not predictions of actual performance. These statements involve risks, uncertainties and other factors that may cause BitFuFu’s actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this press release, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. All information provided in this press release is as of the date of this press release and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Contact:

BitFuFu Investor Relations

ir@bitfufu.com

Charley Brady

Vice President, Investor Relations:

charley.b@bitfufu.com

Media Contact:

BitFuFu Media Relations

pr@bitfufu.com